# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zhibao Technology Inc., CIK 0001966750
CUSIP: G989MC106
Title of class of securities: CLASS A ORDINARY SHARES, PAR VALUE $0.0001
Address of issuer's principal executive offices: Floor 3, Building 6, Wuxing Road, Lane 727, Pudong New Area, China (F4), 201204
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057128

## Reporting persons
- Botao Ma: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 16,816,692; shared voting power 0; sole dispositive power 16,816,692; shared dispositive power 0; aggregate amount beneficially owned 16,816,692 (49.4% of the class)
- Mavy Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 8,932,611; shared voting power 4,222,959; sole dispositive power 8,932,611; shared dispositive power 4,222,959; aggregate amount beneficially owned 13,155,570 (38.6% of the class)
- Maximum Global Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 13,155,570; shared voting power 0; sole dispositive power 13,155,570; shared dispositive power 0; aggregate amount beneficially owned 13,155,570 (38.6% of the class)
- Shenbao Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,222,959; shared voting power 0; sole dispositive power 4,222,959; shared dispositive power 0; aggregate amount beneficially owned 4,222,959 (12.4% of the class)
- Shanghai Xinhui Investment Consulting Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 3,661,122; shared voting power 0; sole dispositive power 3,661,122; shared dispositive power 0; aggregate amount beneficially owned 3,661,122 (10.8% of the class)
  Comment: (1) See Item 4. These shares are the Issuer's Class B ordinary shares, which can be converted into the Issuer's Class A ordinary shares upon shareholder's election and as more fully described under the Exhibit 2.2, "Description of Securities," to the Issuer's Annual Report on Form 20-F, filed with the Securities Exchange Commission on October 31, 2025. (2) Based on 17,245,000 Class A ordinary shares and 16,816,692 Class B ordinary shares issued and outstanding as of March 16, 2026. The address of all Reporting Persons is Floor 3, Building 6, Lane 727, Wuxing Road, Pudong New Area, Shanghai, China, 201204. (3) Consists of (i) 8,932,611 Class B ordinary shares directly held by Mavy Holdings Limited, a British Virgin Islands business company ("Mavy") and (ii) 4,222,959 Class B ordinary shares indirectly held by Mavy, as the majority shareholder of Shenbao Limited Partnership, a British Virgin Islands partnership ("Shenbao"). Mr. Botao Ma is the director of Mavy. As such, he may be deemed to have the voting and dispositive power of the Class B ordinary shares beneficially held by Mavy. Mr. Ma disclaims any beneficial ownership of the reported Class B ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. (4) Consists of (i) 8,932,611 Class B ordinary shares beneficially held by Maximum Global Holdings Limited, a British Virgin Islands business company ("Maximum") through its 99.80% equity interest of Mavy and (ii) 4,222,959 Class B ordinary indirectly held by Mavy, as the majority shareholder of Shenbao. Dedao Trust Limited, a company incorporated in Hong Kong, is sole member and sole director of Maximum. Dedao Trust Limited is the trustee of The Maximum Trust, a trust established under the laws of Hong Kong. Mavy is the settlor of The Maximum Trust, and Mr. Ma is the first beneficiary is The Maximum Trust. As such, Mr. Ma may be deemed to have or share voting and dispositive power of the Class B ordinary shares beneficially held Maximum. Mr. Ma disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. (5) Represents approximately 3,661,122 Class B ordinary shares indirectly held by Shanghai Xinhui Investment Consulting Co., Ltd. ("Xinhui"). Mr. Botao Ma is the majority shareholder of Xinhui. As such, he may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by Xinhui. Mr. Ma disclaims any beneficial ownership of the reported Class B ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. (6) Represents 4,222,959 Class B ordinary shares held by Shenbao Limited Partnership, a British Virgin Islands partnership ("Shenbao"). Mavy Holdings Limited holding approximately 99.04% equity interest of Shenbao. As such, Mr. Ma may be deemed to have or share voting and dispositive power of the Class B ordinary shares held directly by Shenbao. (7) Consists of the (i) 13,155,570 Class B ordinary shares beneficially held by Mavy and (ii) 3,661,122 Class B ordinary shares beneficially held by Xinhui.

## Item 1. Issuer
Name of issuer: Zhibao Technology Inc.
Address of issuer's principal executive offices: Floor 3, Building 6, Wuxing Road, Lane 727, Pudong New Area, Shanghai 201204

## Item 2. Person Filing
Name of person filing: Botao Ma
Address of principal business office or, if none, residence: Floor 3, Building 6, Lane 727, Wuxing Road, Pudong New Area, Shanghai, China, 201204
Citizenship: Botao Ma is a citizen of the People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 16,816,692
Percent of class: The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference. As of March 16, 2026, the Reporting Persons may be deemed to beneficially own 16,816,692 shares of the Issuer's Class B ordinary shares, representing 49.4% of the total Class A and Class B ordinary shares issued and outstanding. The Class B ordinary share is convertible into the Issuer's Class A ordinary share upon the holders' election, on a one-for-one basis, subject to adjustment, as more fully described under the Exhibit 2.2, "Description of Securities," to the Issuer's Annual Report on Form 20-F, filed with the Securities Exchange Commission on October 31, 2025. The percentage of Class B ordinary shares held by the Reporting Persons is based on 17,245,000 Class A ordinary shares and 16,816,692 Class B ordinary shares issued and outstanding as of March 16, 2026.
Sole power to vote or to direct the vote: 16,816,692
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16,816,692
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement (filed herewith).

## Signatures
- Botao Ma: /s/ Botao Ma, Botao Ma (03/27/2026)
- Mavy Holdings Limited: /s/ Botao Ma, Botao Ma, Director (03/27/2026)
- Maximum Global Holdings Limited: /s/ Botao Ma, Botao Ma, Director (03/27/2026)
- Shenbao Limited Partnership: /s/ Botao Ma, Botao Ma, Director (03/27/2026)
- Shanghai Xinhui Investment Consulting Co., Ltd.: /s/ Botao Ma, Botao Ma, Director (03/27/2026)